Exhibit 99.3

VIQ Solutions Inc.

Q1 2023 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three months ended March 31, 2023. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2022, and 2021, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as an Exhibit to our Annual Report on Form 20-F and Form 20-F/A available on EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to substantial risks and uncertainties. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of May 10, 2023, unless otherwise indicated.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our expected achievements, the recovery of the global economy, the impacts of COVID-19, the timing of disclosure related to key performance indicators, the use of future cash and capital allocation, the remediation of material weaknesses in internal controls, the future adoption of technology, the future success of our business and technology strategies, performance, goals, and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company currently believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because such statements are subject to substantial risks and uncertainties. The Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the expected impact of increasing competition; the general stability of the economic and political environment in which the Company operates, including significant changes in demand from the Company’s clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; the Company’s dependence on a limited number of clients; the Company’s dependence on industries affected by rapid technological change; the Company’s ability to successfully manage its operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing its financial exposures to foreign currency fluctuations; the Company’s ability to obtain and retain qualified staff and services in a timely and cost-efficient manner; the Company’s ability to obtain financing on acceptable terms when needed, including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company’s ability to effectively register, for protection, its new and existing technologies and products in certain jurisdictions; the Company’s ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and the Company’s ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

The purpose of the forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s 2023 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect its future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Pro Forma Information

This MD&A also contains pro forma financial information, including with respect to annual recurring revenue (“ARR”) as at March 31, 2023 and December 31, 2022. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist” and “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

●	Adjusted EBITDA

●	EBITDA

●	Annual Recurring Revenue (“ARR”)

●	Bookings

●	Average Technology Services Revenue per Day

●	Technology Services Cost of Sales per Minute of Audio

●	Gross Margin for Technology Services

●	Gross Margin for Technology and related revenue

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

For a detailed description of each of the non-IFRS measures and ratios used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Key Operating Metrics – Non-IFRS Measures” section of this MD&A. The non-IFRS measures and ratios set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 4,901 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the United States (U.S.), Canada, Australia, and Europe.

Our scalable technology utilizes Artificial Intelligence (“AI”) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. Over the past twelve months, our platforms processed over 17.5 million minutes of recorded, multi-speaker, multi-channel audio and video and created approximately 9.3 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain generally the same or increase in terms of the overall contribution to the Company. Also, these contracts are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue comes from transcription services, software-as-a-service (SaaS), software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription service revenue consists of fees charged for editing documentation services provided to our clients. Technology service revenue consists of fees charged for automated transcription services. Software-as-a-service (SaaS) allows customers to use hosted software over a term without taking possession of the software and is provided on a subscription basis. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training, and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services, and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Cost of Sales

Cost of sales consists primarily of staff costs, independent contractors, professional services, the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations, and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing, and business development to continue to diversify across segments, industries and geographies building awareness of global brand to increase our future revenue growth opportunities.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development, and product management initiatives.

Business Overview of Q1 2023

As per previous continuous disclosures, the first quarter of every year is where the seasonality in Australia courts has the highest impact on revenue.

●	$2.8M in net new bookings sold for the quarter, representing 69% increase from Q1 2022.

●	First active installations of NetScribe sold in India for an international transcription company.

●	First quarter of full implementation of Queensland contract in Australia.

●	Initial sales closed in the ORdigiNAL agreement.

●	Launched CapturePro Mobile.

Q1 2023 reflects a more stable operation, having completed the migration to the new Queensland agreement and regular operating cadence for the contract. As expected, the new contract, which is shared between two vendors, had lower volumes than the Auscript contract for the same services, resulting in an impact of approximately $1.2M in reduced revenue for Courts in Australia. This amount represented 81% of the revenue variance against Q1 2022. This combined with the negative impact of foreign currency exchange would have normalized quarter over quarter with slight growth in Australia and a slight decline in our U.S. revenue.

As we pivot to meet market demand for more SaaS solutions, there will be a positive impact to the revenue mix for organic and run rate revenue. This change will protect the long-term revenue of the company and expected to lead to significant margin improvement but may impact top line revenue negatively in the short term.

We also experienced a slower than expected return to pre-covid volumes in U.S. Insurance and Criminal Justice verticals. We are seeing the volumes return to early 2022 levels and the capacity to meet turnaround times which we believe will return the revenue base by increasing the average revenue per file.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

In Q1 2023, we announced the award of another major insurance agreement that began implementations late in the quarter. The revenue from this customer will begin to be realized later in Q2 2023 and into second half of the current year.

In Australia, we began the process of migrating targeted Court customers to move to NetScribe over the course of 2023 and early 2024. While it is early in the migration, indications show that the margin gain expectations should align with the projections in the U.S. as the utilization of the technology and the training of new editors institutionalizes the primary operations throughout Australia.

Also, we began the deployment of our new speak-to-text technology. We remain committed to our strategy to deploy the best available technologies and tools that allow us to focus on the customizations to our core segments. The results that we gain in our gross margin will continue to align with driving improvements in creating the most usable drafts in the most complex applications such as Legal and Criminal Justice. This improves our services margins but also accelerates the demand for our SaaS products.

We launched our new division, Request-for-Service, which focuses on the transactional growth available in the markets we service where data sovereignty is not a requirement. This segment allows us to focus on available capacity across all geographies to deliver accurate and fast content to business-to-business customers.

Key Operating Highlights during the three months ended March 31, 2023

●	Total revenue for the three months ended March 31, 2023, was $10,052,571, a decrease of $1,472,410 or 13% from $11,524,981 recognized in the comparative period in 2022. The expected contractual change in the Queensland contract accounted for the majority of the decrease.

●	Gross profit for the three months ended March 31, 2023, was $4,427,957 representing 44.0% of revenue versus 47.6% of revenue in the comparative period in 2022. The decrease in gross profit is attributed to the expected contractual change in the Queensland contract.

●	Net loss for the three months ended March 31, 2023, was $3,498,534 an increase of $1,488,618 or 74% from a net loss of $2,009,916 recognized in the comparative period in 2022.

●	Adjusted EBITDA[3], for the three months ended March 31, 2023, was a deficit of $1,067,764, an increase of $117,859, from an Adjusted EBITDA deficit of $949,906 recognized in the comparative period in 2022. The increase in Adjusted EBITDA deficit was primarily due to decreased gross profit versus comparative period 2022. The increase in Adjusted EBITDA deficit was partially offset by decreased selling and administrative expenses primarily due to lower insurance premiums, reduction in IT related costs as a result of system integrations and lower headcount related costs due to organizational restructuring.

[1] Annual Recurring Revenue is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[2] Bookings is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[3] Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other income, foreign exchange loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

The following table sets forth a summary of our results of operations for the three months ended March 31, 2023, and 2022:

Unaudited

	Three months ended March 31		Period over Period Change
	2023	2022	$	%
Revenue	10,052,571	11,524,981	(1,472,410)	(13)
Cost of sales	5,624,614	6,035,932	(411,318)	(7)
Gross profit	4,427,957	5,489,049	(1,061,092)	(19)
Gross margin %	44.0%	47.6%
Expenses
Selling and administrative expenses	5,361,301	6,136,309	(775,008)	(13)
Research and development expenses	144,809	199,085	(54,276)	(27)
Loss (Gain) on contingent consideration	(10,389)	103,561	(113,950)	(110)
Stock-based compensation	333,292	952,196	(618,904)	(65)
Depreciation	226,159	135,714	90,445	67
Amortization	1,130,303	1,023,630	106,673	10
Interest expense	333,836	339,713	(5,877)	(2)
Accretion and other financing costs	163,716	132,973	30,743	23
Gain on revaluation of options	-	(708,447)	708,447	(100)
Gain on revaluation of RSUs	(56,946)	(174,253)	117,307	(67)
Gain (Loss) on revaluation of the derivative warrant liability	158,752	(886,816)	1,045,568	(118)
Restructuring Costs	27,412	14,381	13,031	91
Impairment of Intangibles	157,464	-	157,464	100
Business acquisition costs	-	21,464	(21,464)	(100)
Other income	(5,094)	(609)	(4,485)	736
Foreign exchange loss	237,018	258,760	(21,742)	(8)
Loss before income taxes	(3,773,676)	(2,058,612)	(1,715,064)	83
Current income tax recovery (expense)	(7,362)	(62,507)	55,145	(88)
Deferred income tax recovery (expense)	321,357	111,203	210,154	189
Income tax recovery (expense)	313,995	48,696	265,299	545
Net Loss	(3,459,681)	(2,009,916)	(1,449,765)	72
Adjusted EBITDA (3)	(1,067,764)	(949,906)	(117,858)	12

Weighted average number of common shares outstanding
Basic	34,649,697	29,881,717
Diluted	34,649,697	29,881,717
Net income (loss) per share
Basic	(0.10)	(0.07)
Diluted	(0.10)	(0.07)

3Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other income, foreign exchange loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Comparison of the three months ended March 31, 2023, and 2022

Revenue

Total revenue for the three months ended March 31, 2023, was $10,052,571, a decrease of $1,472,410, or 13%, from $11,524,981 recognized in the comparative period in 2022. The decrease in revenue for the three months ended March 31, 2023 was primarily due to lower technology service revenue generated from Australia Courts. The decrease is primarily attributed to the expected change in the Queensland contract, where in Q1 2022 we had all the volumes versus approximately half starting October 2022 where the contract is now shared with another Transcription service provider, as disclosed in Q4 2022 MD&A. The decrease in revenue was partially offset by higher technology sales than comparative period 2022.

Our revenue was impacted negatively by approximately $0.4M due to the weakening Australia and UK currencies in comparison to the USD.

Cost of Sales

Cost of Sales for the three months ended March 31, 2023, decreased by $411,318, or 7%, to $5,624,614, from $6,035,932 for the comparative period in 2022. The decrease in Cost of Sales for the three months ended March 31, 2023 is primarily due to lower technology service revenue than comparative period 2022. Our Cost of Sales for the three months March 31, 2023 was impacted positively by approximately $0.2M due to weakening Australia and UK currencies in comparison to the USD.

Gross Profit

Gross Profit for the three months ended March 31, 2023, decreased by $1,061,092 or 19%, to $4,427,957, from $5,489,049, for the comparative period in 2022. Gross Profit for the three months ended March 31, 2023 represented 44.0% of revenue versus 47.6% of revenue in the comparative period in 2022. The decrease in Gross Profit for the three months ended March 31, 2023 is primarily due lower revenue than comparative period 2022. Our Gross Profit for the three months ended March 31, 2023 was impacted negatively by approximately $0.2M due to the weakening Australia and UK currencies in comparison to the USD.

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended March 31, 2023, decreased by $775,008, or 13%, to $5,361,301, from $6,136,309, for the comparative period in 2022. The decrease for the three months ended March 31, 2023, is primarily due to a decrease in headcount related costs due to organizational restructuring, lower insurance premiums and reduction in IT related costs as a result of system integrations with Q4 2021 acquisitions.

Research and Development Expenses

Research and Development Expenses for the three months ended March 31, 2023, decreased by $54,276, or 27%, to $144,809, from $199,085, for the comparative period in 2022. The decrease in Research and Development Expenses for the three months ended March 31, 2023, is primarily due to lower project costs than the comparative period in 2022.

Loss (Gain) on Contingent Consideration

For the three months ended March 31, 2023, Contingent Consideration changed by $113,950, from a loss of $103,561 recognized in the comparative period in 2022 to a gain of $10,389. The change for the three months ended March 31, 2023, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of revised forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Stock-Based Compensation

For the three months ended March 31, 2023, Stock Based Compensation decreased by $618,904 to $333,292 from $952,196, recognized in the same period of 2022. The decrease in Stock Based Compensation is due to lower fair value of options recorded on options granted during 2022 versus 2021 due to decline in share price which are expensed over the vesting period. Included in the Stock Based Compensation during the current quarter was approximately $150,000 of accelerated expense due to the voluntary cancellation of options by certain employees and directors.

Depreciation

For the three months ended March 31, 2023, Depreciation increased by $90,445, to $226,159 from $135,714 recognized in the comparative period in 2022. The increase in depreciation for the three months and year ended March 31, 2023, is due primarily to the addition of property and equipment purchased in 2022.

Amortization

For the three months ended March 31, 2023, Amortization increased by $106,673, to $1,130,303, from $1,023,630 recognized in the comparative period in 2022. The increase in amortization for the three months ended March 31, 2023, is mainly attributable to higher amortization on capitalized internally generated intangible assets due to the timing of projects.

Interest Expense

For the three months ended March 31, 2023, Interest Expense decreased by $5,877, to $333,836, from $339,713 recognized in the comparative period in 2022. The decrease in Interest Expense for the three months ended March 31, 2023, is primarily due to lower debt outstanding offset by higher interest rate on new Beedie secured debt.

Accretion and Other Financing Costs

For the three months ended March 31, 2023, Accretion and Other Financing Costs increased by $30,743, to $163,716, from $132,973 recognized in the comparative period in 2022. The increase in Accretion and Other Financing Costs for the three months ended March 31, 2023 is due refinancing of secured debt facility which resulted in higher financing costs in comparison to previous debt facility.

Gain on Revaluation of Options

For the three months ended March 31, 2023, Gain on Revaluation of Options decreased by $708,447. The decrease is due to the forfeiture of options that were cash-settled options which resulted in no gain on revaluation of options being required for the current quarter.

Gain on Revaluation of RSUs

For the three months ended March 31, 2023, Gain on Revaluation of RSUs decreased by $117,307 to $56,946, from $174,253 recognized in the comparative period in 2022. This decrease is due to a reduced gain on revaluation of RSUs compared to prior quarter due to increase in stock price during Q1 2023.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Gain (Loss) on Revaluation of Derivative Warrant Liability

For the three months ended March 31, 2023, Revaluation of Derivative Warrant Liability decreased from a gain of $886,816 to a loss of $158,752. The loss on Revaluation of Derivative Warrant Liability for the three months ended March 31, 2023 is due to an increase in share price on an increased number of warrants which resulted in a loss being recorded.

Restructuring Costs

For the three months ended March 31, 2023, Restructuring Costs increased by $13,031, to $27,412, from $14,381 recognized in the comparative period in 2022. The increase in Restructuring Costs for the three months ended March 31, 2023 is due to higher organizational restructuring costs.

Impairment of Intangibles

For the three months ended March 31, 2023, Impairment of Intangibles increased by $157,464, recognized due to write-off of capitalized development costs related to a project that has been discontinued in order to focus resources on other development projects such as NetScribe for Australia court customers.

Business Acquisition Costs

There were no business combinations in the current period or in the prior year. For the three months ended March 31, 2023, Business Acquisition costs decreased by $21,464, to $nil from $21,464 recognized in the comparative period in 2022. The decrease in Business Acquisition Costs for the three months ended March 31, 2023, is primarily due lower business acquisition costs incurred than comparative period 2022.

Other Income

For the three months ended March 31, 2023, Other Income increased by $4,485, to $5,094, from $609 recognized in the comparative period in 2022. The increase in Other Income for the three months ended March 31, 2023, is due to higher interest earned on term deposits.

Foreign Exchange Loss

For the three months ended March 31, 2023, Foreign Exchange Loss decreased by $21,742, to $237,018, from $258,760 recognized in the comparative period in 2022. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended March 31, 2023, Income tax recovery, increased by $265,299 to a tax recovery of $313,995, from a tax recovery of $48,696 in the comparative period in 2022. The increase for the three months ended March 31, 2023 is mainly due to set up of deferred tax assets for tax losses for Australian subsidiaries.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Net Loss and Earnings Per Share

Net loss for the three months ended March 31, 2023, was $3,459,681 compared to net loss of $2,009,916, for the same period in 2022. On a per weighted average share basis, this translated into a net loss per share of $0.10 in the three months ended March 31, 2023, compared to a net loss per weighted average share of $0.07 for the comparative period in 2022.

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended March 31, 2023. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company’s future performance.

	(unaudited)

	Mar-23	Dec-22	Sep-22	Jun-22	Mar-22	Dec-21	Sep-21	Jun-21
Revenue	10,052,571	10,181,580	11,785,713	12,351,655	11,524,981	7,514,421	7,086,357	8,191,812

Net income (loss)	(3,459,681)	(2,168,022)	(1,329,940)	(3,198,138)	(2,009,916)	(3,653,793)	(3,859,505)	(10,498,662)

Weighted average number of shares outstanding:
Basic	34,649,697	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019
Diluted	34,649,697	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019

Net income (loss) per share:
Basic	(0.10)	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)
Diluted	(0.10)	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the U.S., Canada, and the UK. It also has a slight impact in the U.S. summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The ARR has decreased to $41.5M from $42.7M reported in the previous quarter. The decrease in ARR is primarily due to anticipated changes in volume to Criminal Justice and the expected contractual change in the Queensland contract, which was fully migrated to the new contract as of Oct 10, 2022. In addition, the ARR was impacted by capacity constraints in quality assurance, as we expand our global capacity and retrain resources. Also, ARR impacted by reduction in demand in Insurance and Criminal Justice verticals and the weakening Australian dollar.

Measure Definition ARR: is the annualized equivalent value of the (i) software support maintenance, (ii) software subscription (iii) SaaS and (iv) technology services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our editing services contracts are volume based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

This measure provides a fair real-time measure of the performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predicable growth to our cash flows. Our total revenue, ARR and bookings allow us to look at the strength of the expansion of our business on a go forward basis.

At March 31, 2023 – Reconciliation of 2022 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2023
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(2,786,314)
Total Annual Recurring Revenue	$41,482,322

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

At December 31, 2022 – Reconciliation of 2022 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2022
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(1,532,468)
Total Annual Recurring Revenue	$42,736,168

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, gain on revaluation of RSUs, gain on revaluation of derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the recurring operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed, taxed and expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

The following is a reconciliation of Net Loss the most directly comparable IFRS measure to Adjusted EBITDA, for the three months ended March 31, 2023, and 2022:

	Three months ended March 31
(Unaudited)	2023	2022
Net Loss	(3,459,681)	(2,009,916)
Add:
Depreciation	226,159	135,714
Amortization	1,130,303	1,023,630
Interest expense	333,836	339,713
Current income tax (recovery) expense	7,362	62,507
Deferred income tax recovery	(321,357)	(111,203)
EBITDA	(2,083,378)	(559,555)
Accretion and other financing costs	163,716	132,973
Gain on revaluation of options	-	(708,447)
Gain on revaluation of RSUs	(56,946)	(174,253)
Gain (Loss) on revaluation of the derivative warrant liability	158,752	(886,816)
Impairment of Intangibles	157,464	-
Restructuring Costs	27,412	14,381
Business acquisition financing costs	-	21,464
Other expense (income)	(5,094)	(609)
Stock-based compensation	333,292	952,196
Foreign exchange loss	237,018	258,760

Adjusted EBITDA	(1,067,764)	(949,906)

Bookings

Measure Definition: We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Bookings	$2,808,017	$1,659,993	$608,245

As our segments recover from Covid, bookings continue to see strong growth, overall bookings were up 69% percent over Q1 2022 and 362% over Q4 2022.

Average Technology Services Revenue per Day

Measure Definition: Average Technology Service Revenue per Day is calculated by region based on the total technology services revenue divided by the total billing days during the period. This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK. The billing days represents billing days excluding statutory holidays and court closures in Australia and the UK.

(unaudited)

U.S.	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$3,966,846	$4,551,571	$3,779,778
Number of Billing Days	62	61	62
Average Technology Services Revenue per Day	$63,981	$74,616	$60,964

Q1 2023 Average Technology Services Revenue per day increased when compared to Q4 2022, however, Average Technology Services Revenue per day decreased compared to Q1 2022 primarily due to the impact of FirstDraft and Speech-to-Text services displacing Insurance Technology Services revenue. In addition, Average Technology Services Revenue per day was negatively impacted by decreases in demand from Insurance and slower than expected ramp up for Criminal Justice revenues in the U.S.

(unaudited)

Australia	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$4,916,477	$5,838,753	$5,097,095
Average Number of Billing Days	49.7	50.5	55.9
Average Technology Services Revenue per Day	$98,923	$115,658	$91,182

Q1 2023 Australia Technology Services Revenue decreased when compared to Q4 2022 due to seasonality and reduced number of billing days. We saw improvement in the Average Technology Services Revenue per day compared to Q4 2022 due to increase demand. The decrease in Q1 2023 revenue compared to Q1 2022 is primarily due to the expected contractual change in the Queensland contract.

(unaudited)

UK	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$275,860	$375,958	$262,762
Number of Billing Days	64	63	63
Average Technology Services Revenue per Day	$4,310	$5,968	$4,171

Q1 2023 UK Average Technology Services Revenue per day increased compared to Q4 2022 primarily due to the recovery of economic conditions in the courts and a greater number of billing days. The decrease in Average Technology Services Revenue per day compared to Q1 2022 is primarily due to foreign currency exchange and reduced court cases held in the UK and longer turnaround times associated with the volume produced.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

(unaudited)

Consolidated	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$9,159,183	$10,766,282	$9,139,635
Average Number of Billing Days	54.8	54.9	58.5
Average Technology Services Revenue per Day	$167,138	$196,242	$156,233

In Q1 2023 the consolidated Average Technology Services Revenue per day declined when compared to Q1 2022 is primarily due to the expected contractual change in the Queensland contract. In addition, Average Technology Services Revenue per day was negatively impacted by foreign exchange rates in Australia and the UK which weakened against USD and the impact of the slow recovery in Insurance and Criminal Justice verticals in the U.S.

Technology Services Cost of Sales per Minute of Audio

Measure Definition: Technology Services Cost of Sales per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered. Calculation for number of minutes revised starting 2023 to include volume from additional platforms and to standardize calculation across multiple verticals.

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$9,159,183	$10,766,282	$9,139,635
Cost of Sales	$5,358,788	$5,760,896	$5,142,583
Number of Minutes	4,117,872	4,046,079	4,114,715
Technology Services Cost of Sales per Minute of Audio	$1.30	$1.42	$1.25

Technology Services Costs per Minute of Audio continues to improve when compared to prior year quarter as a result of the efficiency gains from the deployment of NetScribe. However, overall Technology Services Cost of Sales per Minute of Audio is higher compared to Q4 2022 as cost of sales are impacted by the court closings in Australia. In addition, cost of sales has increased by hiring and training costs incurred in the preparation for the NetScribe migration in Australia, which will commence in the second half of 2023.

Gross Margin for Technology Services

Measure Definition: Gross Margin for Technology Services as reported.

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Technology Services Revenue	$9,159,183	$10,766,282	$9,139,635
Cost of Sales	$5,358,788	$5,760,896	$5,142,583
Gross Margin	$3,800,395	$5,005,386	$3,997,052
Gross Margin %	41.5%	46.5%	43.7%

Q1 2023 Gross margin % for Technology Services decreased compared to Q1 2022 primarily due to the expected contractual change in the Queensland contract. Q1 2023 Gross margin % for Technology Services decreased compared to Q4 2022 due mainly to increased hiring and training costs.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Technology Revenue	$893,388	$758,699	$1,041,945
Cost of Sales	$265,826	$275,036	$273,730
Gross Margin	$627,562	$483,663	$768,215
Gross Margin %	70.2%	63.7%	73.7%

Q1 2023 gross margin % increase compared to Q1 2022 primarily due to increase in subscription and software license sales with minimal costs associated with these sales. Decrease in gross margin % compared to Q4 2022 primarily due to lower professional service revenue associated to implementation of court hardware for one of our major Australia contracts.

Key Performance Indicators

VIQ Solutions monitors several KPIs to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q1 2023	Q1 2022	Q4 2022
Minutes	4,117,872	4,046,079	4,114,715
Pages	2,196,022	2,251,249	2,207,084

Overall, minutes and pages of annual delivered content for Q1 2023 remained consistent compared to Q1 2022 and Q4 2022.

Productivity

Measure Definition: We define Productivity as the ratio of time the top 30% of editors spend working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT.

(unaudited)

Productivity	Q1 2023	Q1 2022	Q4 2022
OpenRT	1:3.0	1:3.5	1:3.2

OpenRT continues to improve across as our contracted editors have more experience with the technology and the efficiency of the technology continues to improve.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

(unaudited)

Active Clients	Q1 2023	Q1 2022	Q4 2022
Technology	1,094	961	1,056
Technology Services	3,807	2,818	4,221
Total	4,901	3,779	5,277

Total Active Clients increases highlights the growth of our net new clients globally.

Net Promoter Score

Measure Definition: The Net Promoter Score (“NPS”) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Net Promoter Score	91	86	92

The NPS shows a high probability that customers are secure and likely to recommend VIQ.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist.

(unaudited)

	Q1 2023	Q1 2022	Q4 2022
Number of Minutes of Content Processed on aiAssist	1,326,702	1,316,245	1,554,194

Q1 number of minutes of content processed on aiAssist negatively impacted by seasonality.

Liquidity

As of March 31, 2023, we held cash of $2,513,529 as compared to $3,720,281 as of March 31, 2022 and $1,657,571 as of December 31, 2022.

On January 13, 2023, the Company entered into a secured debt facility with Beedie Investments Ltd. (“Beedie”), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches.

We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due for at least the next 12 months.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

(Unaudited)	Three months ended March 31,
	2023	2022
Cash provided by (used in) operating activities	(862,194)	(893,700)
Cash used in investing activities	(597,930)	(821,226)
Cash provided by (used in) financing activities	2,327,705	(5,180,644)
Net increase (decrease) in cash for the year	867,581	(6,895,570)
Cash, beginning of period	1,657,571	10,583,534

Effect of foreign exchange	(11,623)	32,317

Cash, end of period	2,513,529	3,720,281

Cash Provided by (used in) Operating Activities

We utilized cash of $862,194 in operating activities for the three months ended March 31, 2023. This resulted from $3,459,681 in net loss plus $2,466,585 of non-cash adjustments and $130,902 attributable to movements in non-cash working capital.

Cash Provided by (used in) Investing Activities

For the three months ended March 31, 2023, cash used in investing activities was $597,930 which consisted of purchase of property and equipment of $7,328 development costs related to internally generated intangible assets of $503,869 and earnout payout for WordZ of $86,733.

Cash Provided by (used in) Financing Activities

Cash provided by Financing Activities for the three months ended March 31, 2023, was $2,327,705 which consisted of $11,018,885 of cash provided by issuance of debt and warrants net of issuance costs, cash used in repayment of debt of $8,083,582, repayment of lease obligations of $79,628, payment of interest on lease obligations of $28,985, and payment of interest on debt of $498,985.

Debt Covenants

On January 13, 2023, the Company entered a secured debt facility with Beedie Investments Ltd. ("Beedie"), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches, subject to certain conditions. Under the secured debt facility with Beedie, the Company is required to comply with financial covenants regarding (i) a minimum balance of unrestricted cash and cash equivalents (ii) minimum adjusted monthly EBITDA starting May 2023 and (iii) maximum total secured debt leverage ratio. As at March 31, 2023, the Company was in compliance with these financial covenants.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Contractual Obligations

The following table summarizes our contractual obligations as at March 31, 2023, including commitments relating to leasing contracts:

	2023	2024	2025	2026	2027	Total
Trade and other payables	$6,170,348	$–	$–	$–	$–	$6,170,348
Lease obligations	503,273	489,206	229,757	–	–	1,222,236
Beedie Investments Ltd.	–	–	–	–	13,530,176	13,530,176
Contingent Consideration - WordZ	150,075	–	–	–	–	150,075
Income taxes payable	37,532	–	–	–	–	37,532
WordZ promissory note	334,914	–	–	–	–	334,914
HomeTech VTB loan	180,000	20,000	–	–	–	200,000
Total	$7,376,142	$509,206	$229,757	$–	$13,530,176	$21,645,281

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as to develop new product offerings to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the Company and reinvest the free cash flow of the business to generate more cash.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Other Commitments

Other commitments include operating leases for facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our March 31, 2023, consolidated financial statements was $148,563 in trade and other payables and accrued liabilities. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties for the three months ended March 31, 2023.

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2022, and 2021 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three months ended March 31, 2023, from the years presented in our annual financial statements for the years ended December 31, 2022, and 2021.

New Accounting Pronouncements Adopted

We adopted the following accounting amendments that were effective for our annual consolidated financial statements commencing January 1, 2023.

●	Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

●	Definition of Accounting Estimates (Amendments to IAS 8)

The adoption of these standards did not have a material impact to our financial results and are not expected to have a material impact in the future.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

The following new and amended standard did not have a significant impact on the Company’s consolidated financial statements.

●	Reference to Conceptual Framework (Amendments to IFRS 3)

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2023. Based on this evaluation, the CEO and the CFO concluded that, as of March 31, 2023, 2-22 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15I and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim condensed financial statements for the three months ended March 31, 2023, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of March 31, 2023 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

The material weaknesses that our management identified related to the following:

●	the Company did not have sufficient resources, including contractors, in place throughout the reporting period with the appropriate training and knowledge of internal controls to monitor the design, implementation and operating effectiveness of internal control over financial reporting;

●	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;

●	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, financial instruments, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and

●	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the three months ended March 31, 2023.

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended March 31, 2023 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed annual report on Form 20-F filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our common shares (the “Common Shares”) to decline. If any of the noted risks actually occur, our business may be harmed, and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Common Shares could decline, and shareholders may lose all or part of their investment.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months ended March 31, 2023

Disclosure of Outstanding Share Data

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at May 10, 2023 there were (i) 34,649,697 Common Shares issued and outstanding, (ii) 97,850 stock options outstanding with a weighted average exercise price per Common Share of $2.91 CAD expiring between 2024 and 2025 under the Company’s legacy stock option plan (iii) 865,947 stock options outstanding with a weighted average exercise price per Common Share of $1.08 CAD expiring 2031 and 2032 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.29 CAD with no expiry date (v) 821,219 RSUs outstanding expiring 2024 and 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 165,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026(viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027 and (ix) 7,968,750 warrants to purchase Common Shares at an exercise price of $0.256 USD expiring January 16, 2030.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Under the leadership of the current management team and the Board of Directors, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We use gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the Company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of March 31, 2023, VIQ Diversity Metrics were as follows:

●	Global Employee Gender Diversification for all roles: 57% Women, 43% Men

●	Global Employee Gender Diversification for leadership roles: 55% Women, 45% Men

●	Global Race and Ethnicity Representation for all roles: 76% White, 19% Asian, 1% Black and 4% Latino

●	Geography where we work: 75% Australia, 12% United States, 2% Canada, 4% India, 3% Mexico, 2% United Kingdom and Philippines 2%

●	Brick & Mortar: Six physical Offices in three Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs can be most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes that were made at the Board of Directors level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2023.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 23